United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of August, 2005

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X      Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___        No  X

CONTENTS
* Notice of shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Alonso Pelaez Cano
       ___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: August 29, 2005

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

As resolved by the Board of Directors of GRUPO INDUSTRIAL MASECA, S.A. DE C.V., by this notice the shareholders of the Company are called to the General Extraordinary Shareholders' Meeting which shall be held on September 30, 2005 at 10:00 hours, in the ''Trianon'' Room of the Sheraton Ambassador Hotel located at Ave. Hidalgo Oriente No. 310, in Monterrey, Nuevo Leon, Mexico, in order to discuss and resolve the issues contained in the following:

AGENDA
 GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING

  Proposal and, as the case may be, approval to voluntarily terminate the Company's American Depositary Receipt (''ADR'') program, cause the delisting of its American Depositary Shares (''ADS'') from the NYSE and deregister its ADSs and B Shares from the Securities and Exchange Commission.

  Designation of Special Delegates to comply with, and formalize, the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and approval, if applicable, of the Minutes.

In order to proceed with the Extraordinary Shareholders' Meeting, as provided by Article 14 Bis 3, section VI, letter b) of the ''Ley del Mercado de Valores'' (Mexican Securities Law), the documentation related with the Agenda is, as of the date hereof, available to the Shareholders for review and analysis during office hours at the Company's offices located at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon.

In order to have the right to attend and vote at the corresponding Shareholders' Meeting, as provided by Articles 129 of the ''Ley General de Sociedades Mercantiles'' (Mexican Corporate Law) and Article 78 of the ''Ley del Mercado de Valores'' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred in Article 14 Bis, 3 section VI, letter c), of the ''Ley del Mercado de Valores'' (Mexican Securities Law), which are available for the interested parties and the financial intermediaries of the Securities Market, through the S.D. Indeval, S.A. de C.V.

Monterrey, Nuevo Leon, August 29, 2005

SALVADOR VARGAS GUAJARDO
Secretary of the Board of Directors